UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file Number: 0-29712

                              DOREL INDUSTRIES INC.
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          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
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Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F                     Form 40-F |X|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                       No |X|

              DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

                                             C O M M U N I Q U E

DOREL JUVENILE GROUP,
NORTH AMERICA              DOREL PROJECTS STRONG GROWTH IN 2003

Cosco                      Montreal,  January 28,  2003--Dorel  Industries  Inc.
                           (TSE: DII.A, DII.B; NASDAQ:  DIIBF) today issued full
Safety 1st                 year  guidance for 2003 stating that it is expects to
                           earn  between  $2.30 to $2.36  per share for the year
DOREL JUVENILE GROUP,      ending  December 30, 2003.  This marks a  significant
EUROPE                     increase from the last 2002 guidance that the company
                           issued.  The  increase  comes  despite  the  dilutive
Maxi Cosi                  effect of a 7%  increase in the number of shares used
                           in determining Earnings per Share for 2003.
HOME FURNISHINGS
                           Modified Reporting for Operating Segments
 Ameriwood                 Dorel also  announced that it is modifying the way in
                           which it will  report its  operating  segments  going
 Ridgewood                 forward.  The  Ready-to-Assemble  and Home Furnishing
                           segments  are to be combined  into one  segment  that
 Dorel Home  Products      will be  referred  to as Home  Furnishings.  Over the
                           past number of years the operating units within these
 Cosco                     two segments have become  increasingly  integrated in
                           the way  they  are  operated  and in the way they are
 Dorel Asia                reported  internally.  This  change is in  accordance
                           with   Canadian   Generally    Accepted    Accounting
                           Principles (GAAP), which considers the similar nature
                           of the customers,  products, production processes and
 EXCHANGES                 distribution  channels employed by the business units
                           that make up these two segments.

                           2003 Segmented Guidance
                           This newly combined Home  Furnishings  segment should
 CANADA:                   record  sales of between  $500 and $550  million with
 Toronto                   earnings  from  operations  of between  13% to 14% of
 Stock Exchange:           sales.  The  Juvenile  Segment is  expected to record
 DII.A, DII.B              sales of between  $560 and $600  million and earnings
                           from operations of between 9.5% and 10.5% of sales.

                           Home Furnishings  should experience  improvement over
                           2002.  Imports  are  becoming  a  larger  part of the
 U.S.A.:                   segment and will continue to drive sales growth.  The
 NASDAQ:                   dramatic pace of  improvement  in the futon  business
 DIIBF                     will  slow,  but all of the other  units  within  the
                           group  are  expected  to show  growth  in  sales  and
                           earnings.  A much  greater  effort is also being made
 CONTACT:                  within  the  manufacturing  operations  to  open  new
 Maison Brison             accounts and to develop new product lines for markets
 Rick Leckner              where  in the  past  Dorel  did  not  compete.  These
 (514) 731-0000            factors,  along  with the  expected  improvements  in
                           purchasing,  should allow this segment to show strong
 Dorel Industries Inc.     growth over 2002.
 Jeffrey Schwartz
 (514) 934-3034            In Juvenile,  improvements are expected in Europe and
                           North  America.   Sales  growth  is  expected  to  be
                           outpaced by earnings as operations should improve due to Management's considerable emphasis on improving margins, cutting costs and leveraging purchasing power. The improvement programs put in place in 2002 will begin to show results in 2003.

"Despite the highly competitive conditions in the markets we serve, I am pleased that both of our segments are on track for growth and profitability in 2003," said Martin Schwartz, President and CEO of Dorel Industries. "We remain committed to our growth strategies, and to increasing our global presence in the markets in which we specialize."

PROFILE

Dorel Industries Inc. is a rapidly growing global consumer products manufacturer specializing in three product areas: juvenile products, ready-to-assemble (RTA) furniture, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,500 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                      DOREL INDUSTRIES INC.


                                      By: /s/ Martin Schwartz
                                      ------------------------------------------
                                      Martin
                                      Schwartz
                                      Title: President, Chief Executive Officer

                                      By: /s/ Jeffrey Schwartz
                                      ------------------------------------------
                                      Jeffrey Schwartz
                                      Vice-President, Finance and Secretary




Date: January 28, 2003